Mail Stop 3561

March 22, 2007

BY U.S. MAIL and FACSIMILE

Mr. Paul W. Lowden
  Chief Executive Officer and President
ARCHON CORPORATION
4336 Losee Road, Suite 5
North Las Vegas, Nevada 89030

> **Re:** **Archon Corporation**
> **Item 4.01 Form 8-K**
> **Filed March 20, 2007**
> **File No. 1-09481**

Dear Mr. Lowden:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments, which require an amendment to your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. The amendment should be filed as soon as possible.

Item 4.01 Changes in Registrant's Certifying Accountants

1.   Please disclose whether your board of directors or audit committee recommended or
        approved the decision to change auditors. See Item 304(a)(1)(iii) of Regulation S-K.

2.   Please revise the last sentence of the second paragraph to state whether there were any
        known disagreements with Ernst & Young LLP on any matter of accounting principles or
        practices, financial statement disclosure, or auditing scope of procedure, which
        disagreement(s), if not resolved to the satisfaction of the former accountant would have
        caused it to make reference to the subject matter of the disagreement(s) in connection
        with its report. Also disclose whether or not there were any "reportable events." The
        period covered should refer to the two most recent fiscal years and the subsequent interim
        period through the date of resignation. We refer you to Item 304(a)(1)(iv) and (v) of
        Regulation S-K.

3.   Please file the required Exhibit 16 letter from your former independent registered public
        accounting firm, Ernst & Young LLP, stating whether or not they agree with your revised
        disclosures. See Item 304(a)(3) of Regulation S-K.

****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

Paul W. Lowden

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant